Allianz Life Insurance Company of North America

Erik Nelson
Associate General Counsel, Senior Counsel
Corporate Legal
5701 Golden Hills Drive
Minneapolis, MN  55416-1297

Telephone:  763-765-7453
Erik.Nelson@allianzlife.com
www.allianzlife.com

CORRESPONDENCE FILING

April 13, 2023
Mr. Mark Cowan, Senior Counsel
Securities and Exchange Commission
Division of Investment Management, Disclosure Review
Office 100 F Street NE
Washington, DC 20549-8626
Re:	Post-Effective Amendment No. 1 to the Form S-1 Registration Statement, Submitted December 16, 2022, File No. 333-264349 (Index Advantage® Income ADV Variable Annuity)
Mr. Cowan:
We received additional comments from you on April 5, 2023, with respect to Registrants’ above referenced Post-Effective Amendment No. 1 to the Form S-1 Registration Statement, filed on December 16, 2022. This correspondence responds to your comments. We will make conforming changes to the prospectus in both the Form S-1 and Form N-4 Registration Statements in the next post-effective amendment to the above-referenced Registration Statement, as well as conforming changes, to the extent applicable, to other product prospectuses.
April 5, 2023 PROSPECTUS COMMENTS
ADDITIONS TO PRIOR COMMENTS
1.
Referring to Prior Comment #1 (prior prospectus comments, received February 14, 2023, are copied below along with the prior responses, for your reference), please also include on the cover the former names of the Index Options in the first Post-Effective Amendment after the change.

Response:  Revised as requested.
2.	Referring to Prior Comment #8 (below), please revise the definition of Income Percentage to clarify where current and historical information can be found.
Response:  Revised as requested.
3.
Referring to Prior Comment #9 (below), please revise the definition of Performance Lock to replace “Index Year” with “Term”. In our view Index Year is not the right term here. It is confusing in context of multi-year Terms since Performance Lock works to terminate the multi-year Term. This comment is repeated on the definition of Performance Lock on page 12 of the prospectus.

Response:  Revised as requested to replace “Index Year” with “Term”.
4.
Referring to Prior Comment #16 (below) on Risk Factors – Liquidity Risks. We think the added clarity as to the applicability of the Early Reallocation feature regarding current versus new Contracts would avoid confusion here (even if defined in the Glossary). We don't think investors should be expected to remember all this from the Glossary.

Response:  Revised as requested.
5.
Referring to Prior Comment #18 (below) on Risk Factors – Risks Associated with Performance Locks and Early Reallocations. In the first bullet please change “Year” in “the remainder of the Index Year” to "Term". In our view Index Year is not the right term here. It is confusing in context of multi-year Terms since Performance Lock works to terminate the multi-year Term.

Response:  Revised as requested.
6.
Referring to Prior Comment #20 (below) on Risk Factors – Risks Associated with Performance Locks and Early Reallocations. Please leave in language stating a locked Index Option will not receive a Performance Credit on the Term End Date from the second bullet.

Response:  Revised as requested to add back “on the Term End Date”.
7.
Referring to Prior Comment #21 (below) on Risk Factors – Risks Associated with Performance Locks and Early Reallocations.  We think the added clarity as to the ability to execute Performance Locks for the Index Protection Strategy(s) when the Daily Adjustment is zero regarding current versus new Contracts would avoid confusion here (even if defined in the Glossary). We don't think investors should be expected to remember all this from the Glossary.

Response:  Revised as requested.
8.
Referring to Prior Comment #24 (below) on Risk Factors – Changes to Trigger, Rates, Caps, and Participation Rates. We do not think the use of the term “Issue Date” is right in terms of the initial rates for Index Effective Dates within the guaranteed period. It should be based on the date rates are reviewed with the application. This comment is repeated in the second paragraph under RISKS ASSOCIATED WITH CHANGES TO TRIGGER RATES, CAPS, AND PARTICIPATION RATES, on page 33 of the prospectus.

Response:  Revised as requested to replace “Issue Date” with “date you signed your application.”
9.
Referring to Prior Comment #27 (below) on Purchasing the Contract – Allocation of Purchase Payments and Contract Value Transfers (see also Comment 8 above). We do not think the use of the term “Issue Date” is right in terms of the initial rates for Index Effective Dates within the guaranteed period. It should be based on the date rates are reviewed with the application.

Response:  Revised as requested to replace “Issue Date” with “date you signed your application.”
10.
Referring to Prior Comment #35 (below) on Valuing Your Contract – Performance Locks and Early Reallocations (see also Comment 7 above). We think the added clarity as to the ability to execute Performance Locks for the Index Protection Strategy(s) when the Daily Adjustment is zero regarding current versus new Contracts would avoid confusion here (even if defined in the Glossary). We don't think investors should be expected to remember all this from the Glossary.
Response:  Revised as requested to clarify that the prohibition on executing Performance Locks for the Index Protection Strategies when the Daily Adjustment is zero does not apply to Contracts issued before May 1, 2023.
11.
Referring to Prior Comment #37 (below) on Valuing Your Contract – Performance Locks and Early Reallocations (see also Comment 4 above). We think the added clarity as to the applicability of the Early Reallocation feature regarding current versus new Contracts would avoid confusion here (even if defined in the Glossary). We don't think investors should be expected to remember all this from the Glossary.

Response:  Revised as requested to clarify that the Early Reallocation is not permitted for contracts issued before May 1, 2023.
COVER PAGE
12.
Referring to the following sentence in the first full paragraph on page 2 of the prospectus, please reconcile other disclosure in the prospectus with this maximum loss from a negative Daily Adjustment:  “The maximum potential loss from a negative Daily Adjustment is: -99% for the Index Precision Strategy and Index Performance Strategy, and -35% for the Index Guard Strategy.”

Response:  The prospectus is revised as requested to replace various references to the potential loss resulting from the Daily Adjustment with the sentence quoted above.
13.	Specify the distributor on the cover.
Response:  Revised as requested.
IMPORTANT INFORMATION YOU SHOULD CONSIDER ABOUT THE CONTRACT
14.
Referring to the first bullet in FEES AND EXPENSES, Charges for Early Withdrawals, on page 15 of the prospectus. Please change “it cannot result in a total loss of -100%” consistent with what is on the cover regarding maximum loss due to the Daily Adjustment.

Response:  Revised as requested to replace this with “The maximum potential loss from a negative Daily Adjustment is: -99% for the Index Precision Strategy and Index Performance Strategy, and -35% for the Index Guard Strategy.”
15.	Referring to the fifth bullet in RISKS, Not a Short-Term Investment, on page 17 of the prospectus, please insert “Income Payment” as follows:
We apply a Daily Adjustment if before the Term End Date you take a full or partial withdrawal, annuitize the Contract, take Income Payments, execute a Performance Lock, we pay a death benefit, or we deduct Contract fees, expenses, or investment advisory fees that you authorize your Financial Professional’s firm to receive from the Contract.
Response:  Revised as requested.

RISK OF NEGATIVE RETURNS
16.
Add the following (from page 29 of the prospectus) to the cover, if not already there:  “Such losses will be greater if you take a withdrawal that is subject to a negative MVA, or is a deduction of Contract fees, expenses, or investment advisory fees that you authorize your Financial Professional’s firm to receive from the Contract.”

Response:  Revised as requested.
17.	Add the following (from page 30 of the prospectus) to the cover:
In extreme circumstances the Daily Adjustment could result in a loss beyond the protection of the Buffer or Floor, but it cannot result in a total loss of -100%. Such losses will be greater if the amount withdrawn is also subject to a negative MVA, or is a deduction of Contract fees, expenses, or investment advisory fees that you authorize your Financial Professional’s firm to receive from the Contract.
Response:  Revised as requested.
RISKS ASSOCIATED WITH SUBSTITUTION OF AN INDEX AND LIMITATION ON FURTHER INVESTMENTS
18.
Referring to the fourth bullet on page 32 of the prospectus regarding substitutions the Company deems necessary. Please delete this bullet point. We do not think other companies have this ability and the first three bullets cover most circumstances when the Index should be substituted.

Response:  We briefly note the following:
•
The Company’s right to substitute an Index when it determines “in its sole discretion” that such substitution is necessary is a contractual right reserved to the Company in the policy form, which was subject to the review and approval of the Company’s state insurance regulators.

•
The disclosure describes the circumstances under which Allianz Life may exercise that discretion. We note that the portion of the 4th bullet beginning “It is our policy that …” was originally added in response to a prior Staff comment given to the Company on June 17, 2021, on the Index Advantage Income ADV prospectus.

•
We are aware of competitors that have similar reserved rights. For example, Equitable Life Insurance Company (see, e.g., File No. 333-253036) and Brighthouse Life Insurance Company (see, e.g., File No. 333-233240) reserve similar discretion for index substitutions (for example, “[w]e have the right to substitute an alternative index prior to Segment Maturity if . . . at our sole discretion we determine that our use of such Indices should be discontinued . . . .”).

•
Once issued, a Contract may be expected to continue for many decades. The Company must maintain flexibility to respond to future unanticipated events. The current disclosure describes the known types of events that might require a substitution, but the disclosure cannot foreclose the possibility of other events that cannot be foreseen.

By follow-up communication on April 7, 2023, you requested that this bullet point be revised as follows:
we determine in our sole discretion that the substitution is necessary~~. It is our policy that we will exercise this discretion only to respond as we deem necessary~~ due to unanticipated events outside of our direct control. This might include other events similar to those listed above, other changes to the Index (such as name or ownership changes) that legally may be considered a substitution ~~or that do not align with our business strategy or values~~, or a breach by the Index provider of the Index intent or performance expectations.
Response:  The bullet point is revised as requested.
19.	Referring to the first paragraph following the bullet points on page 32 of the prospectus, insert “(as if it was the Term End Date)” as follows:
If we substitute an Index during a Term we will combine the return of the previously available substituted Index from the Term Start Date to the substitution date (as if it was the Term End Date) with the return of the new Index from the substitution date to the Term End Date.
Response:  The Company believes that the proposed addition is not accurate and could lead to confusion among contract owners. In the event of a mid-term Index substitution, the combination of the return of the two Indexes does not function like a Term End Date.
By follow-up communication on April 7, 2023, you requested that we confirm that the Company uses the closing Index value of the old Index as of the date of substitution.
We confirm that the Company would use the closing Index value of the old Index as of the date of substitution.
20.	Referring to the seventh paragraph on page 33 of the prospectus, should “Cap and” be added in the next sentence, too, and throughout? Are there Index Options that have Cap and Participation Rate?
Response:  Upon review, the addition of “Cap and” was not needed and is deleted in each place that it appeared, as follows:  “If you execute a Performance Lock you may be able to request an Early Reallocation and begin a new Index Option with a new Term Start Date and a new Trigger Rate, Cap, or ~~Cap and~~ Participation Rate before the next Index Anniversary.”
INVESTMENT ADVISORY FEES
21.
Referring to the first paragraph on page 36 of the prospectus, leave the following sentence in:  “Contracts issued before May 1, 2023, allowed you to provide us with alternate instructions for deductions of investment advisory fees as detailed in Appendix G.”

Response:  Revised as requested.
22.	Insert “proportionately” in the following sentence on page 37 of the prospectus, as indicated: “These deductions also reduce the following proportionately by the percentage of Contract

Value withdrawn: Charge Base, Index Option Base, Index Option Value, and Variable Account Value.”
Response:  Revised as requested.
VALUING YOUR CONTRACT
23.
Referring to the first bullet of the shadowed box on page 48 of the prospectus, insert “at end of Term” in the following sentence, as indicated:  “The maximum potential loss from negative Index Returns at end of Term is: -90% with a 10% Buffer; -80% with a 20% Buffer; and -10% with the Floor.”

Response:  The sentence is revised as follows: “The maximum potential ~~loss from negative Index Returns~~ negative Performance Credit is: -90% with a 10% Buffer; -80% with a 20% Buffer; and -10% with the Floor.”
24.
In the second paragraph under DAILY ADJUSTMENT, on page 60 of the prospectus, consider inserting “MVA-Free Withdrawals” in this sentence as follows:  “The Daily Adjustment can affect the amounts available for withdrawal, Performance Locks, annuitization, payment of the death benefit, and the Contract Value used to determine MVA-Free Withdrawals, the Income Payments, Charge Base, contract maintenance charge, and investment advisory fees you authorize your Financial Professional’s firm to receive  from the Contract.”

Response:  “MVA-Free Withdrawals” does not work in this context, because the term is defined to include “withdrawals you take under the free withdrawal privilege,” which are not based on Contract Value. However, the sentence is revised to insert “RMD payments”, as follows:  “The Daily Adjustment can affect the amounts available for withdrawal, Performance Locks, annuitization, payment of the death benefit, and the Contract Value used to determine the Income Payments, RMD payments, Charge Base, contract maintenance charge, and investment advisory fees you authorize your Financial Professional’s firm to receive from the Contract.”
25.
Referring to the sentence “In extreme circumstances the Daily Adjustment could result in a loss beyond the protection of the 10% or 20% Buffer, or -10% Floor, but it cannot result in a total loss of -100%,” under DAILY ADJUSTMENT in the first full paragraph on page 61 of the prospectus, please change “it cannot result in a total loss of -100%” consistent with what is on the cover regarding maximum loss due to the Daily Adjustment.

Response:  Revised as requested to replace with “The maximum potential loss from a negative Daily Adjustment is: -99% for the Index Precision Strategy and Index Performance Strategy, and -35% for the Index Guard Strategy.”
26.
Referring to the sentence “However, if you take a partial withdrawal or when we deduct a Contract fee, expense, or an investment advisory fee you authorize your Financial Professional’s firm to receive from the Contract, we deduct these amounts proportionately from the Index Option Values, which will decrease any locked Index Option Value,” please confirm that “proportionately” in this context means “based on the value in each Index Option (locked or unlocked) to the total value in all Index Options.”

Response:  Confirmed.

27.
Referring to the sentence “Contracts issued before May 1, 2023, allowed you to provide is with alternate instructions for deductions of partial withdrawals as detailed in Appendix G” in the last paragraph on page 65 of the prospectus, keep the sentence in, and the same for all similar disclosure, so existing investors will know where to find the provision applicable to them.

Response:  Revised as requested.
INCOME BENEFIT
28.
Referring to the third and fourth sentences under EXCESS WITHDRAWALS on page 87 of the prospectus, we believe this is problematic. Investors should at a minimum be advised of the consequences (i.e., end of Income Payments and Contract termination) of this withdrawal before processing.

Response:  We note that minimum Contract Value requirements for taking withdrawals are a common feature of variable contracts and fully disclosed here. We are not aware of any requirements under the federal securities laws to provide a warning to an Owner prior to processing a withdrawal request, including an Excess Withdrawal generally or an Excess Withdrawal that results in termination of the Contract and its benefits specifically. Furthermore, we believe that a delay in processing a withdrawal request to provide such a warning could create problems under applicable Contracts or regulations. Also, as a serious practical matter, the Company has not programmed system functionality to enable such a warning. The cost and time necessary to do so would be extraordinary.
However, the fourth sentence referred to above is revised to read:  “A full Excess Withdrawal will cause Income Payments to stop and the Contract and all of its benefits to end. We will not provide a warning before you take an Excess Withdrawal, and there will be no opportunity to undo an Excess Withdrawal.” Additional disclosure also is added in the following sections, relating to the Income Benefit:  Overview, Risk Factors - Income Benefit Risks, Access to your Money, Benefits Available Under the Contract – Income Benefit, and Income Benefit - How the Income Benefit Works.

PRIOR PROSPECTUS COMMENTS – Received February 14, 2023
I. PROSPECTUS
COVER PAGE (Pages 1-2)
1.	In the Index Options bullet on page 1, please indicate the former names of the Index options that have changed names to avoid investor confusion.
Response: We included former names of the Index Options in the Glossary and provided a cross reference to the appendix where more information can be found.
2.
In the Index Options bullet on page 1, please confirm that no Index Option previously offered has been eliminated. Please apply comments made to the cover page throughout the prospectus where applicable.

Response: We can confirm no Index Option previously offered has been eliminated. In addition, comments are applied where applicable throughout prospectus.
3.
In the second to last paragraph on page 1, please revise the following sentence as indicated: “If you ~~select~~ have ~~multiple multi-year Term~~ Index Options with different Term End Dates, there may be no time that any such transaction can be performed without the application of at least one Daily Adjustment.”

Response: Revised as requested.
4.	In the last paragraph on page 1, please clarify the MVA applies from the date the Purchase Payment was made to the date of the withdrawal or surrender.
Response: The MVA works differently than the withdrawal charge that applies to our other registered-index linked annuities. The withdrawal charge applies to withdrawals from the date of Purchase Payment receipt. The withdrawal charge does not apply to Annuity Payments or when we pay a death benefit. However, the MVA applies if an Owner takes a withdrawal, begins Income Payments or Annuity Payments, or we pay a death benefit. The MVA is an increase or decrease to Contract Value based on changes in interest rates from the Index Effective Date or Index Anniversary that we apply Purchase Payments to the Index Options (i.e., from the date we establish an Annual Contribution Amount) to the date of the withdrawal or payment. We revised the prospectus as requested accounting for this difference.
5.
In the first paragraph on page 2, please revise the following sentence as indicated: “Negative earnings (including negative Performance Credits), withdrawals, and deductions of Contract fees and expenses (including any MVA) may cause Income Payments to be unavailable or end prematurely.”

Response: Revised as requested.
6.
In the second paragraph on page 2, third sentence, please explain why you changed the prior language of “Annual Contribution Amounts” to “amount used to determine the MVA”. Please also consider revising as follows:

The deduction of this investment advisory fee is in addition to this Contract’s fees and expenses we assess and will reduce your Contract Value, and will therefore have an indirect impact on features, benefits, and guarantees based on Contract Value. As such, if we deduct investment advisory fees on a day other than a Term End Date, we apply the Daily Adjustment (which can be negative) to the Contract Value before deducting these fees. If you authorize your Financial Professional’s firm to receive investment advisory fees deducted from your Contract, the deduction of these investment advisory fees is not subject to a MVA; does not reduce the Annual Contribution Amounts used to determine the MVA, your Guaranteed Death Benefit Value, or Income Payments; and is not subject to federal ~~and state~~ income taxes or a 10% additional federal tax. Consult with a tax professional to determine the tax implications of advisory fees for state income taxes.
Response: The change in language was based on a prior comment to limit the cover page to two pages. We have restored the text stating Annual Contribution Amounts are used to determine the MVA and made the other requested revisions.

GLOSSARY (Pages 6-13)
7.
Please leave the definition for Declared Protection Strategy Credit (DPSC) and add what the new term is to avoid investor confusion. This also applies to the definitions of Index Protection Strategy with DPSC, Precision Rate, and Protection Credit.

Response: Revised as requested.
8.
Definition of Income Percentages. Please specify what is meant by previous versions of the Income Benefit supplement (e.g. for Contracts purchased before…), and revise throughout the prospectus as appropriate.

Response: The Income Benefit supplement attached to the prospectus has the current terms that are currently available and the Appendix indicates historical information.
9.
Definition of Performance Lock. Please clarify why “Term” was changed to “Index Year”, and if true please explain if a Performance Lock of a multi-year Term Index Option is possible. Please also, leave in language stating a locked Index Option will not receive a Performance Credit on the Term End Date.

Response: Owners can execute a Performance Lock on a multi-year Term Index Option. The use of the word Term was correct for 1-year Term Index Options and for locks occurring in the last year of a multi-year Term Index Option. However, in a multi-year Term Index Option if a lock occurs in any year prior to the final year of the Term, the correct terminology is Index Year. The current language is true for all Index Options regardless of the Term length or when the lock occurs. We removed “on the Term End Date” as it is not needed: a locked Index Option will not receive a Performance Credit.
10.
Definition of Performance Lock. In the first paragraph on page 12, please revise the following sentence as indicated: “However, we ~~did allow this on~~ continue to allow Performance Locks if the Daily Adjustment is zero for Contracts issued before May, 1, 2023, as detailed in Appendix G.”

Response: Revised as requested.
11.	Definition of Trigger Rate. Please confirm if this definition should be interpreted to mean the same as Precision Rate and DPSC.
Response: Confirmed.
IMPORTANT INFORMATION YOU SHOULD CONSIDER ABOUT THE CONTRACT (Pages 14-18)
Risks (Page 16)
12.
Not a Short Term Investment. Please move the cross reference in the fifth bullet “For more information see section 4, Valuing Your Contract – Daily Adjustment; and Appendix B – Daily Adjustment.”, to the Prospectus Location column.

Response: As the Prospectus Location column already has cross references to section 4, and Appendix B we removed this sentence.

OVERVIEW OF THE CONTRACT (Pages 19-22)
What Is the Purpose of the Contract?
13.	In the second paragraph on page 19, please clarify that if an Owner has multiple Index Options with different Term End Dates, there may be no date when the Daily Adjustment does not apply.
Response: Revised as requested.
14.	Third paragraph on page 19, please revise the following sentence as indicated: “These contracts include other registered index-linked annuities and fixed index annuities.”
Response: Revised as requested.
What Are Phases of the Contract?
15.
Index Options. First paragraph at the top of page 21 under the table. Please clarify that Buffers and Floors will not change for the life of the Contract and are reflected in the Index Options Statement.

Response: The Index Options Statement only shows the Buffer or Floor for the Owner’s selected Index Options. However, the Contract includes the Buffer or Floor for all currently available Index Options. We revised the prospectus to clarify this and that Buffers and Floors will not change.
RISK FACTORS (Pages 24-33)
Liquidity Risks
16.	Please clarify in the fifth sentence of the eighth paragraph on page 25 that Early Reallocations are only available for Contract issued after May 1, 2023 only.
Response: The Glossary indicates that Early Reallocation is not available to Contracts issued before May 1, 2023, and refers investors to Appendix G where more information can be found. We believe this is the best location for this disclosure.
Risks of Negative Returns
17.
Please clarify what is meant by the following on page 29: “Consequently, the impact of the Cap and Buffer on the Daily Adjustment for a 1-year Term Index Option is greater than it is for Index Options with a Term length of more than 1-year.”

Response: We revised this paragraph to read as follows:
The Daily Adjustment for Index Options with a Term length of more than 1-year (3-year and 6-year Term Index Options and Early Reallocation to a 1-year Term Index Option) may be more negatively impacted by changes in the expected volatility of Index prices than 1-year Term Index Options due to the difference in Term length. Also, the risk of a negative Daily Adjustment is greater for Index Options with a Term length of more than 1-year than for 1-year Term Index Options due to the Term length. 3-year and 6-year Term Index Options with a Participation Rate above 100% may also have larger fluctuations in the Daily Adjustment than Index Options either without a Participation Rate, or with a Participation Rate equal to 100%. For shorter Term lengths, there is more certainty in both the final Index Values and how Caps and Buffers determine Performance Credits. This means there may be less fluctuation in the Daily Adjustment due to changes in Index return for Index Options with shorter Term lengths.
Risks Associated with Performance Locks and Early Reallocations
18.	In the first bullet on page 30, please change “Year” in “the remainder of the Index Year” to "Term".
Response: As noted in response to Comment 9, above, the use of the word Term was correct for 1-year Terms and for locks occurring in the last year of a multi-year Term Index Option. However, in a multi-year Term Index Option if a lock occurs in any year prior to the final year of the Term, the correct terminology is Index Year. The current language is true for all Index Options regardless of the Term length or when the lock occurs.
19.	Please add in the first bullet on page 30 ", if available to you,” to the end of the paragraph after “Early Reallocation”.
Response: Revised as requested.
20.	Please leave in language stating a locked Index Option will not receive a Performance Credit on the Term End Date from the second bullet on page 30.
Response: As noted in response to Comment 9, above, we removed “on the Term End Date” as it is not needed: a locked Index Option will not receive a Performance Credit.
21.
Please clarify in the fifth bullet on page 30 that the ability to execute Performance Locks for the Index Protection Strategy(s) when the Daily Adjustment is zero only applies to Contracts issued before May 1, 2023.

Response: The Glossary indicates that we will execute a Performance Lock for the Index Protection Strategy(s) if the Daily Adjustment is zero for Contracts issued before May 1, 2023, and refers investors to Appendix G where more information can be found. We believe this is the best location for this disclosure.
Substitution of an Index and Limitation on Further Investments
22.	In the fourth bullet at the top of page 31, please revise language to specify all substitution circumstances as the use of “sole discretion” in the first sentence is too broad.
Response: We deleted “sole discretion” from the first sentence. However, the Company cannot specify all circumstances in which a substitution of an Index may be necessary in the future, because such circumstances may be unknown. Once issued, a Contract may be expected to continue for many decades into the future. The Company must maintain flexibility to respond to future unanticipated events. The disclosure referenced describes the known types of events that might require a substitution, but cannot foreclose the possibility of other, unknown events.

23.
Please add the following as an additional paragraph after the second bullet point list:  “Similarly, if we substitute an Index on a Term Start Date, the applicable Buffer, Floor, and minimum Trigger Rate, Cap, or Participation Rate will not change.”

Response: Revised as requested.
Changes to Trigger, Rates, Caps, and Participation Rates (Pages 31-33)
24.	In the third paragraph, please replace “Issue Date” with “date application is signed,” as follows:
If you select an Index Effective Date that is within the guaranteed period for the initial rates that are available for review on the date your application is signed, you will receive the initial rates that were available on the date your application is signed.
Response: While the replacing “Issue Date” with “date your application is signed,” would remain technically accurate, we believe that the more salient date for purpose of this disclosure is the Issue Date, because there can be a significant period of time between the date the application is signed and the Issue Date, because the Index Effective Date cannot be prior to the Issue Date, and because the free look period will run from the Issue Date. Therefore, we respectfully decline this comment.
THE CONTRACT (Pages 34-37)
Investment Advisor Fees (Pages 35-37)
25.
First paragraph on page 34. In the discussion of the proportionate deduction of investment advisory fees, please confirm the following disclosure is required, as it does not appear the prior language is changing: “Contracts issued before May 1, 2023, allowed you to provide us with alternate instructions for deductions of investment advisory fees as detailed in Appendix G.” If this disclosure should remain, please revise it to align with the following from the last paragraph on page 62: “Contracts issued before May 1, 2023, allowed you to provide us is with alternate instructions for deductions of partial withdrawals as detailed in Appendix G.”

Response: The previous process was to deduct the investment advisory fee proportionately from the each Index Option and the AZL Government Money Market Fund, unless the Owner provided us with alternate instructions. The ability to provide alternate instructions for deductions of investment advisory fees is not available to Contracts issued on or after May 1, 2023, and this disclosure is included in section 7, Access to Your Money. We believe section 7 is the best location for this disclosure, so we are removing the sentence from page 34 and from page 62.
26.	Please reconcile the following text from the bullet at the top of page 36:
…total Purchase Payments reduced proportionately for withdrawals you take (including any MVA) used to determine the minimum initial Income Payment under the Level Income payment option, or your Contract's Guaranteed Death Benefit Value.
with this disclosure in the fourth paragraph on page 36:
These deductions will, however, reduce the Contract Value we use to calculate your initial annual maximum Income Payment, Income Payment increases under the Level Income payment option, and the Maximum Anniversary Value under the Maximum Anniversary Value Death Benefit.
Response: Revised as requested.
PURCHASING THE CONTRACT (Pages 42 -45)
Allocation of Purchase Payments and Contract Value Transfers (Pages 42-44)
27.	In the third paragraph on page 43, please replace “Issue Date” with “date application is signed”, as follows:
If you select an Index Effective Date that is within the guaranteed period for the initial rates that are available for review on the date your application is signed, you will receive the initial rates that were available on the date your application is signed.
Response: As noted in response to Comment 24, above, while the replacing “Issue Date” with “date your application is signed,” would remain technically accurate, we believe that the more salient date for purpose of this disclosure is the Issue Date, because there can be a significant period of time between the date the application is signed and the Issue Date, because the Index Effective Date cannot be prior to the Issue Date, and because the free look period will run from the Issue Date. Therefore, we respectfully decline this comment.
Free Look/Right to Examine Period (Page 44)
28.
In the third paragraph on page 44 regarding Contract cancellation after the Index Effective Date, please leave in “for amounts allocated to the Index Options” as there may be money in AZL Government Money Market.

Response: The Contract Value will include the Daily Adjustment even if they have an additional Purchase Payment received after the Index Effective Date because on the Index Effective Date money would be moved into the Index Options.
VALUING YOUR CONTRACT (Pages 45-63)
How the Crediting Method Work (Pages 46-47)
29.	In the last sentence of first bullet in greyed out section of page 47, please specify what “significant” losses of a negative Performance Credit could be for each strategy.
Response: Revised as requested.
Comparing Crediting Methods (Pages 47-50)
30.
Please explain why the provisions in the fourth bullet on page 50 regarding actions an Owner can take if the initial rates are unacceptable is relevant since investors should know what the rates are when they sign an application and pick the Index Effective Date.

Response: If the Contract is funded from a 1035 Exchange (which is common) the time between the application sign date and the Index Effective Date could be outside of the initial rates’ guaranteed period, which can change as frequently as weekly.
Determining Index Option Values (Pages 54-56)
31.	In the second bullet of page 56, please leave in the following and clarify this is for Contracts issued prior to May 1, 2023:
However, you can specify from which Index Option or the AZL Government Money Market Fund (if applicable) we deduct a partial withdrawal or investment advisory fees that you authorize your Financial Professional to receive from the Contract. There is no consistent financial advantage to providing partial withdrawal deduction instructions.
Response: This disclosure duplicates information in section 7, Access to Your Money. As this pertains only to previously issued contracts we believe this should be stated only once and we feel section 7 is the best location for this disclosure, so we removed this disclosure from page 56.
Daily Adjustment (Pages 57-58)
32.
In the second paragraph on page 57, please revise as follows: “The Daily Adjustment can affect the amounts available for withdrawal, Performance Locks, annuitization, payment of the death benefit, and the Contract Value used to determine the Income Payments, Charge Base, contract maintenance charge, and investment advisory fees you authorize your Financial Professional’s firm to receive from the Contract.”

Response: Revised as requested.
33.
In the third paragraph on page 57, please remove the following sentence: “However, the Daily Adjustment calculation is not affected by any Contract fee or expense deduction, partial withdrawal, or MVA.”

Response: Revised as requested.
34.
In the last paragraph of this section on page 58, please revise as follows: “The Daily Adjustment’s risks (including the impact on Contract Value used to determine Income Payments and Contract fees and charges) are discussed in more detail in Risk Factors – Risk of Negative Returns.”

Response: Revised as requested.
Performance Locks and Early Reallocations (Pages 58-59)
35.
Please clarify in the first paragraph, second sentence on page 59 that the ability to execute Performance Locks for the Index Protection Strategy(s) when the Daily Adjustment is zero only applies to Contracts issued before May 1, 2023.

Response: As noted in response to Comment 21, above, the Glossary indicates that we will execute a Performance Lock for the Index Protection Strategy(s) if the Daily Adjustment is zero for Contracts issued before May 1, 2023, and refers investors to Appendix G where more information can be found. We believe this is the best location for this disclosure.

36.	In the first paragraph, third sentence on page 59, please leave in text clarifying a Performance Lock does not apply to just a portion of the Index Option Value.
Response: Revised as requested.
37.	In the first and second paragraphs on page 59, please revise language to make clear that “Early Reallocation” is not permitted for contracts issued before May 1, 2023.
Response: As noted in response to Comments 16 and 21, above, the Glossary indicates that we will execute a Performance Lock for the Index Protection Strategy(s) if the Daily Adjustment is zero for Contracts issued before May 1, 2023, and refers investors to Appendix G where more information can be found. We believe this is the best location for this disclosure.
Market Value Adjustment (MVA) (Pages 60-63)
38.	In third paragraph, second sentence on page 60, please clarify that in addition to MVA-Free Withdrawals, Income Payments are also not subject to a MVA.
Response: The MVA -Free Withdrawals definition includes Income Payments and should not be repeated here.
39.	In second bullet of grayed box on page 63, please revise as follows:
Withdrawals ~~may also be~~are subject to ordinary income taxes, and a 10% additional federal tax if you are under age 59½, and the amount of Contract Value available for withdrawal is ~~may be~~ affected by the Daily Adjustment (which can be negative) unless taken on a Term End Date. If you have Index Options with different Term End Dates, there may be no time you can take a withdrawal without application of at least one Daily Adjustment.
Response: Revised as requested.
THE ANNUITY PHASE (Pages 71-73)
Calculating Your Annuity Payments (Pages 71-72)
40.
In first paragraph under the bullet list on page 71, please clarify why the following is removed for existing Owners: “However, for 1-year Term Index Options each Index Anniversary is a Term End Date. Therefore, 1-year Term Index Options are not subject to a Daily Adjustment on the Annuity Date.”

Response: We deleted this because we realize it is a confusing detail that is not needed. The prior sentence conveys in plain English the essential point that the Owner could be subject to a Daily Adjustment for any Index Option where the Annuity Date is not also a Term End Date. This is true for both existing Owners and new investors.
INCOME BENEFIT (Pages 77-88)
How the Income Benefit Works (Pages 77-79)
41.	Please acknowledge that Staff comments on the Income Benefit section of the new Registration

Statement for the Allianz Index Advantage+ Income Variable Annuity will also apply here. Please also, confirm there are no changes to the Income Benefit provisions that will impact existing Owners.
Response: Acknowledged and confirmed.
DEATH BENEFIT (Pages 88-92)
42.	In the second paragraph on page 89, please confirm that the new text regarding the impact of the MVA on the death benefit is not a new change for existing Owners.
Response: Confirmed.
Death Benefit Payment Options: Option C (Page 92)
43.	Please clarify why the following was deleted: "In addition, if the Annuity Date is not a Term End Date, we will execute a Performance Lock before we make Annuity Payments."
Response: We removed this language from contract and prospectus as we have determined executing a Performance Lock as described is an unnecessary step. If a Beneficiary chooses to take the death benefit as Annuity Payments for any Index Option where the Annuity Date is not also a Term End Date we will compute the Index Option Value using the Daily Adjustment. The Daily Adjustment is the same value regardless of whether or not we execute a Performance Lock.
TAXES (Pages 92-100)
10% Additional Federal Tax (Pages 94-96)
44.	Please update this section for most recent changes to the Secure Act.
Response: This section will be reviewed by our Tax attorneys and updated as appropriate upon amendment.
APPENDIX B – DAILY ADJUSTMENT (Pages 131-132)
Calculating Proxy Interest (Page 132)
45.	Please confirm if the following change impacts existing Owners: “Term length equals the number of days from the Term Start Date to the Term End Date.”
Response: This clarification does not change the calculation and better describes how the calculation works when the Term Length includes a leap year.
APPENDIX G – MATERIAL CONTRACT VARIATIONS BY STATE (Pages 144-147)
Early Reallocation Availability Restrictions (Page 144)
46.	Please confirm the date “April 28, 2023” is used throughout prospectus as appropriate.
Response: We will change this to “before May 1, 2023” for consistency throughout.

Please contact me with any questions or comments you may have concerning the enclosed. I can be reached at (763)765-7453, or at the following address:
Allianz Life, 5701 Golden Hills Drive, Minneapolis, MN 55416.
Sincerely,
ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA
By:     /s/ Erik T. Nelson
Erik T. Nelson
    Associate General Counsel, Senior Counsel